FILENET CORPORATION SUBSIDIARY INFORMATION

FileNet International Corporation  (Virgin Islands)
FileNet Corporation International  (Delaware)
FileNet Limited  (United Kingdom)
FileNet Canada, Inc.
FileNet Company Limited  (Ireland)
FileNet GmbH (Germany)
FileNet Corporation Europe, EURL  (France)
FileNet Corporation, Pty. Ltd.   (Australia)
FileNet KK  (Japan)
FileNet Asia Pacific, Pte. Ltd. (Singapore)
International Financial Systems Limited  (New York)